SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

SBS Broadcasting S.A.
(Translation of registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F        ☒          Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878. All references to the “Company”, “SBS”, “we” or “us” are to SBS Broadcasting S.A. and its consolidated subsidiaries.

We own and/or operate television and radio broadcasting stations in Europe.  We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in a television station in Romania. We also own and operate radio stations in Denmark, Sweden, Norway, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise. On September 1, 2003, we acquired the company that publishes the weekly television and radio guide, Veronica Magazine in The Netherlands.

The primary source of our revenue is the sale of advertising time on our television and radio stations, and subscription fees for the Veronica Magazine. Our most significant operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own 51% of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 89% of the television households in Norway.

We own and operate Kanal 5 (Sweden), a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 64% of the television households in Sweden.

We own and operate Kanal 5 (Denmark), a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark.  We also own and operate TvDanmark, a network of nine local, over-the-air and must-carry television stations in Denmark.  Kanal 5 and TvDanmark currently reach approximately 56% and 77%, respectively, of the television households in Denmark.

In Belgium, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community and reaches approximately 97% of the television households in the Flemish-speaking community.

In The Netherlands, we own 63% of and operate SBS6, NET5 and Veronica, national satellite-to-cable television channels that reach approximately 96% of the television households in The Netherlands.

In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate,

TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary.

In Romania, we own 38% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania.

We also own 100% of Broadcast Text International AB (“BTI”), one of Europe’s largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

In Denmark, we own 100% of SBS Radio A/S through which we operate The Voice and Radio 2, which are semi-national networks comprising five and six stations, respectively, each reaching approximately 60% of the population. SBS Radio A/S also operates Pop FM in Copenhagen, and Nyhedsradioen 24/7, which is a news station operating on cable.

In Sweden, we own 51% of SBS Radio AB, through which we operate Mix Megapol, a national network of 16 stations reaching approximately 80% of the population. SBS Radio AB also operates The Voice in Stockholm, Radio City in Gothenburg and Malmoe; Vinyl in Stockholm, Landskrona and Malmoe; Lugna Melodier in Helsingborg and Malmoe; and 106.7 Rockklassiker and E-FM 107.5 in Stockholm.

In Norway, we own 100% of Radio 1 AS, through which we operate Radio 1 in Oslo, Stavanger, Bergen and Trondheim; and The Voice in Oslo and Bergen.

In Finland, we own SBS Finland Oy, through which we operate Kiss FM and Radio City, which are semi-national radio networks covering 79% of the population in Finland. SBS Finland Oy also operates Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere and Radio Jyväskylä in Jyväskylä, and the Iskelmä/Schlager radio network in Finland.

In Greece, we own 70% of and operate LAMPSI FM (‘‘Lampsi’’), a radio station that broadcasts in the Athens Region.

Print

In The Netherlands, we own 63% of and operate Veronica Uitgeverij BV, the company that publishes the television and radio guides, Veronica Magazine and Satellite Magazine, with a combined circulation of approximately 1.1 million and approximately 3.0 million readers.

Financial Reporting and Accounting

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars and other currencies.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three months ended March 31, 2004 compared to the three months ended March 31, 2003, we divide our operations into three segments:

•           “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”; TV2, MTM-Produktion and Interaktive (in Hungary) and jointly referred to as “our Hungarian Television operations”; and other related operations that are not material.

•           “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and E-FM 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•           “Print operations”, which include the Veronica Magazine and the Satellite Magazine in The Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from prima TV in Romania, TVN and TVN7 in Poland (through December 2, 2003) and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,
	2003	2004
Net revenue	100.0%	100.0%
Operating expenses:
Station operating expenses	78.2%	74.0%
Selling, general and administrative expenses	19.5%	20.3%
Corporate expenses	2.7%	2.4%
Non-cash compensation	—	0.6%
Depreciation and amortization	5.0%	4.5%

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Net Revenue

Net revenue increased €25.0 million, or 22%, from €115.7 million for the three months ended March 31, 2003 to €140.7 million for the three months ended March 31, 2004.

The net revenues increased €7.3 million, or 7%, at our Television operations mainly due to increased net revenues of €3.0 million, or 27%, from VT4, and of €2.3 million, or 6%, at our Dutch Television operations, mainly due to increased viewing shares. Our Hungarian Television operations had increased net revenues of €1.4 million, or 10%, mainly due to an increase in the television advertising market. Kanal 5 had increased net revenues of €1.0 million, or 5%, due to an increase in non-advertising revenues. Our Danish Television operations had an increase in net revenues of €0.1 million, or 1%. TV Norge had decreased net revenues of €0.8 million, or 7%, mainly due to the weakening of the Norwegian kroner against the euro.

Our Radio operations net revenues increased €3.1 million, or 36%, mainly due to revenues at the newly acquired operations. The increase in net revenues from acquired operations in Denmark was partly offset by a decrease in cable fees of €0.6 million compared to the three months ended March 31, 2003.

Our newly acquired Print operations had net revenues of €14.6 million.

Station Operating Expenses

Station operating expenses increased €13.6 million, or 15%, from €90.5 million for the three months ended March 31, 2003 to €104.1 million for the three months ended March 31, 2004, mainly due to expenses at the newly acquired operations. Station operating expenses expressed as a percentage of net revenues were 78.2% and 74.0% for the three months ended March 31, 2003 and 2004, respectively, reflecting our ability to increase our gross margin through strict cost controls.

The station operating expenses at our Television operations increased €2.0 million, or 2%, mainly due to increased programming expenses at our Dutch Television operations of €1.9 million. VT4, Kanal 5 and our Danish Television operations had increased station operating expenses of €0.6 million,  €0.5 million and €0.3 million, respectively. Our Hungarian Television operations and TV Norge had decreased station operating expenses of €0.7 million and €0.3 million, respectively.

Our Radio operations had increased station operating expenses of €2.9 million, or 77%, mainly due to expenses at the newly acquired operations.

Our newly acquired Print operations had print and distribution expenses of €8.7 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €5.9 million, or 26%, from €22.6 million for the three months ended March 31, 2003 to €28.5 million for the three months ended March 31, 2004, mainly due to expenses at the newly acquired operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 19.5% and 20.3% for the three months ended March 31, 2003 and 2004, respectively.

Our Television operations had increased selling, general and administrative expenses of €0.7 million, or 4%, mainly due to increased marketing expenses at Kanal 5 and our Dutch Television operations.

Our Radio operations had increased selling, general and administrative expenses of €2.9 million, or 72%, mainly due to expenses at the newly acquired operations.

Our newly acquired Print operations had selling, general and administrative expenses of €2.3 million.

Corporate Expenses

Corporate expenses increased €0.3 million from €3.1 million for the three months ended March 31, 2003 to €3.4 million for the three months ended March 31, 2004. Corporate expenses expressed as a percentage of net revenues were 2.7% and 2.4% for the three months ended March 31, 2003 and 2004, respectively.

Non-cash Compensation

We recorded no non-cash compensation for the three months ended March 31, 2003. In the three months ended March 31, 2004, we recorded non-cash compensation of €0.8 million. The increase primarily relates to the impact of our increasing share price on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.6% for the three months ended March 31, 2004.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €0.6 million, or 11%, from €5.7 million for the three months ended March 31, 2003 to €6.3 million for the three months ended March 31, 2004, mainly due to depreciation and amortization expenses associated with our newly acquired operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.0% and 4.5% for the three months ended March 31, 2003 and 2004, respectively.

Operating Loss

Operating loss decreased €3.8 million, or 60%, from €6.3 million for the three months ended March 31, 2003 to €2.5 million for the three months ended March 31, 2004.

Our Television operations improved operating performance by €5.7 million, from an operating loss of €3.3 million for the three months ended March 31, 2003 to an operating income of €2.4 million for the three months ended March 31, 2004. The improvement was mainly due to reduced operating losses at our Hungarian Television operations of €2.3 million, and improved operating performance at VT4 of €2.2 million.

Our Radio operations had operating losses of €3.2 million for the three months ended March 31, 2004 compared to operating income of €0.2 million for the three months ended March 31, 2003, mainly due to operating losses at the newly acquired operations.

Our Print operations had an operating income of €2.6 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries decreased €1.1 million from an income of €0.5 million for the three months ended March 31, 2003 to a loss of €0.6 million for the three months ended March 31, 2004. The decrease was mainly attributable to the absence in 2004 of an income of €0.7 million related to our investment in TVN in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €4.0 million, or 68%, from €5.9 million for the three months ended March 31, 2003 to €1.9 million for the three months ended March 31, 2004. The decrease was mainly due to reduced interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, and a €1.7 million non-cash gain on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gain

Foreign exchange gain decreased €1.5 million, from €2.3 million for the three months ended March 31, 2003 to €0.8 million for the three months ended March 31, 2004. The decrease in foreign exchange gain during the period is mainly due to the absence of favorable movements in the euro-U.S. dollar exchange rate in respect of our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

In the three months ended March 31, 2003, we recorded a gain of €0.3 million on the sale of our equity interest in TV Hordaland in Norway. We recorded no investment gains for the three months ended March 31, 2004.

Gain on Extinguishment of Debt

In the three months ended March 31, 2003 we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes.  We recorded no gain on extinguishment of debt for the three months ended March 31, 2004.

Other Expenses, Net

Other expenses, net, were unchanged at €0.5 million for the three months ended March 31, 2003 and 2004.

Income Taxes

Income taxes were unchanged at €0.3 million for the three months ended March 31, 2003 and 2004.

Net Loss

As a result of the foregoing, our net loss decreased €4.8 million from a loss of €8.7 million for the three months ended March 31, 2003 to a loss of €3.9 million for the three months ended March 31, 2004.

Liquidity and Capital Resources

At March 31, 2004, we had cash and cash equivalents of €233.2 million and working capital of €223.1 million.

We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

Our operating cash flows result primarily from cash received from the sale of advertising on our television, and radio stations and the sale of advertising in, and subscriptions to, our print publications offset, by cash payments we make for program rights, advertising and marketing costs, employee compensation, and interest payments on our long-term debt obligations. Cash used in operations was €11.4 million for the three months ended March 31, 2004, compared to cash used in operations of €0.8 million for the three months ended March 31, 2003.  The increase was primarily due to timing differences related to settlement of accounts payable and accruals.

Cash used in investing activities was €2.6 million for the three months ended March 31, 2004, compared to €4.0 million for the three months ended March 31, 2003. The decrease was due to a reduction in capital expenditures in 2004 compared to 2003.

Cash provided by financing activities was €1.8 million for the three months ended March 31, 2004, compared to cash used in financing activities of €7.5 million for the three months ended March 31, 2003. The change mainly reflects the proceeds of €1.8 million from stock options exercised in the three months ended March 31, 2004, compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes and scheduled debt repayments in the three months ended March 31, 2003.

We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the next twelve months. Our future liquidity, in particular our ability to repay the 12% Senior Notes due June 15, 2008, is contingent upon continued improved operating results of our existing operations.  Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

The following table and discussion reflect the Company’s significant commercial obligations and other commercial commitments as of March 31, 2004, (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long-term debt	€147,209	€3,423	€9,086	€134,700	—

Interest on long term debt	74,192	16,912	33,034	24,246	—

Program contracts	347,297	158,303	154,063	34,931	—

Operating leases	90,417	32,466	32,499	14,926	10,526

Other liabilities	42,847	33,322	9,525	—	—

Total	€701,962	€244,426	€238,207	€208,803	€10,526

The amounts were calculated using the interest rates as of March 31, 2004, for variable rate debt agreements and the foreign exchange rates as of March 31, 2004, for commitments not denominated in euro.

Upon a change of control, our 12% Senior Notes due June 15, 2008, would be payable at 101% of the face amount plus accrued and unpaid interest.

In December 2003, the Company’s shareholders authorized the Company to repurchase up to 10% of its subscribed capital, which currently would amount to up to approximately 3.2 million Common Shares. The Company’s repurchases of Common Shares may take place in the open market or in privately negotiated transactions at prevailing prices but may in no event be for more than €40 per Common Share, and may be effected from time to time as directed by the Company’s Board of Directors. The authorization is valid until June 2005. The Board of Directors has not yet authorized the Company to repurchase any of its Common Shares but may do so in the future depending upon the price of SBS Common Shares, market conditions, the Company’s cash position and other relevant considerations.

On March 9, 2000, we acquired 86% of the shares of Amerom Television Ltd. (“Amerom”). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance of new shares representing 53.5% of Romanian Broadcasting Corporation Limited (“RBC”) to Romanian Investment and Development S.r.l. (“RID”). RBC is a newly formed SBS subsidiary that currently holds an 80% interest in Amerom. RID is controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. As part of our agreements relating to the sale and purchase of RBC we have a contractual commitment that is not included as a liability in our consolidated balance sheet, as our obligation, if any, is not known at this time. More specifically, we may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price would be equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

We anticipate that we will fund such obligations and commitments with cash flow from operations and borrowings under a new or amended credit facility.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

The primary source of our revenue is the sale of airtime on our television and radio stations to advertisers and magazine subscriptions and advertisements. Revenue is recorded when advertisements are aired. Other sources of revenue include cable and subscription fees, sale of air-time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions. Revenue from barter transactions in which we exchange air-time for advertising, other services, or equity investments, is based upon the estimated fair market value of the asset received or service rendered. Barter revenues represented 2% of our consolidated revenue in each of the three months ended March 31, 2003 and 2004.

Program Rights

The accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. In each of the three months ended March 31, 2003 and 2004, we wrote down the value of program rights by approximately €0.5 million based upon our analysis. Our program rights are expensed when aired or amortized on an accelerated basis when we are entitled to more than one airing. Amortization is based upon our historical experience with similar program types.

Investments

We have invested in equity securities of other companies. We are required to evaluate our investments for other-than-temporary impairment. Our assessment is based on all available evidence, including the duration of the investment and extent to which the investment’s market price (if available) is less than our carrying value, the financial health of the investee, the investment’s expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no other-than-temporary impairment has occurred, and we recorded no impairment on our investments in the three months ended March 31, 2003 and 2004, respectively.

Long-lived assets

We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2003. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Business Combinations, Goodwill, and Other Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the estimated fair value of assets acquired and liabilities requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market trends, among other items. We use independent third parties to assist us in estimating the fair value of certain assets.

We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance, discount rates, and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of other European broadcasters or publishers occur. Future impairment tests may result in a material impairment of goodwill and other intangible assets if such adverse conditions occur.

Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries.  During the first quarter of 2004, the U.S. dollar strengthened 3% against the euro and has continued to strengthen thereafter.  The functional currencies of our subsidiaries did not change significantly against the euro during the first quarter of 2004.  We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates.   See Item 11 in our 2002 Form 20-F for additional information on market risks.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint) and for the U.S. dollar at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank (“ECB”) based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. ECB time; and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Three months ended March 31,
	2003	2004
Norwegian kroner equivalent of €1.00
-end of period	7.8995	8.4360
-average during period	7.5739	8.6361
Swedish kroner equivalent of €1.00
-end of period	9.2608	9.2581
-average during period	9.1818	9.1826
Danish kroner equivalent of €1.00
-end of period	7.4264	7.4448
-average during period	7.4305	7.4495
Hungarian forints equivalent to €1.00
-end of period	246.3500	249.2500
-average during period	243.7031	260.2665
U.S. dollar equivalent to €1.00
-end of period	1.0895	1.2224
-average during period	1.0734	1.2507

Trend Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter.  The pace and extent of such trends cannot be predicted with any certainty.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years.  Such trends have an impact upon many of our operating costs.  In 2004, inflation in our markets ranges from approximately 2% to 4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

Forward Looking Statements

This report on Form 6-K contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbours created thereby. These forward-looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward- looking terminology such as “may”, “will”, “expect”, “should”, “intend”, “anticipate”, “estimate”, “assumes” or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue to acquire interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, and (ii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the next twelve months.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following:  (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) the effects of changes in rates of advertising spending growth, (xi) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xii) our success at managing the risks that arise from these and other uncertainties.  Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31,	March 31,
	2003	2004
		(unaudited)
ASSETS
Current assets :
Cash and cash equivalents	€245,836	€233,161
Short-term investments	528	528
Accounts receivable trade, net of allowance for doubtful accounts of €5,268 (€4,990 in 2003)	95,533	85,346
Accounts receivable, affiliates	1,404	1,832
Restricted cash and cash in escrow	1,853	1,792
Program rights inventory, current	102,880	106,183
Other current assets	18,149	19,994
Total current assets	466,183	448,836

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	34,526
Goodwill	149,480	149,907
Other intangible assets, net of accumulated amortization	73,517	71,375
Program rights inventory, non-current	65,079	61,485
Deferred financing cost, net of accumulated amortization	4,447	4,198
Investments in and advances to unconsolidated subsidiaries	3,791	3,449
Other assets	1,200	1,226
Total assets	€799,278	€775,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€34,426
Accrued expenses	65,459	57,475
Program rights payable, current	58,921	54,659
Income taxes payable	4,378	4,277
Current portion of long-term debt	3,328	3,423
Deferred income, current	41,862	38,162
Other current liabilities	20,031	33,322
Total current liabilities	228,516	225,744

Program rights payable, non-current	31,190	32,416
12% senior notes due 2008	134,700	134,700
Other long-term debt	8,909	9,086
Deferred tax, non-current	27,440	27,102
Other non-current liabilities	29,405	9,525
Minority interest	61,051	59,462

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,136,833 (31,016,834 in 2003) at par value €2.00)	62,034	62,274
Additional paid-in capital	669,835	672,512
Accumulated deficit	(444,749)	(448,655)
Unearned compensation	(1,499)	(1,730)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss	(7,526)	(7,406)
Total shareholders’ equity	278,067	276,967
Total liabilities and shareholders’ equity	€799,278	€775,002

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2003	2004
Net revenue	€115,650	€140,674

Operating expenses:
Station operating expenses	90,473	104,135
Selling, general and administrative expenses	22,594	28,489
Corporate expenses	3,099	3,437
Non-cash compensation	—	794
Depreciation	3,685	3,133
Amortization	2,050	3,208
Total operating expenses	121,901	143,196

Operating loss	(6,251)	(2,522)

Equity in income (loss) from unconsolidated subsidiaries	455	(576)
Interest income	139	1,072
Interest expense	(6,044)	(2,969)
Foreign exchange gain (loss)	2,340	775
Investment gain	290	—
Gain on extinguishments of debt	109	—
Other expense, net	(467)	(547)

Loss before income taxes and minority interest	(9,429)	(4,767)

Income taxes	(298)	(251)
Loss before minority interest	(9,727)	(5,018)

Minority interest in losses, net	1,070	1,112
Net loss	€(8,657)	€(3,906)

Net loss per common share (basic and diluted):	€(0.30)	€(0.13)

Weighted average common shares (thousands)	28,612	31,075

Net loss	€(8,657)	€(3,906)
Currency translation adjustment	(4,636)	120
Unrealized holding losses during period	(281)	—
Comprehensive net loss	€(13,574)	€(3,786)

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Three months ended March 31,
	2003	2004
Cash flows from operating activities:
Net loss	€(8,657)	€(3,906)
Adjustments to reconcile net loss to net cash used in operating activities:
Revenue recorded in exchange for equity investments	—	(703)
Non-cash compensation	—	794
Depreciation and amortization	5,735	6,341
Equity in (gain) loss from unconsolidated subsidiaries	(455)	576
Non-cash interest expense	368	(1,966)
Foreign exchange (gain) loss on long-term debt	(2,110)	(183)
Gain on extinguishments of debt	(109)	—
Minority interest in losses	(1,070)	(1,112)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	518	10,484
Program rights inventory, net	104	(2,124)
Other current assets	(3,036)	826
Other non-current assets	(624)	(43)
Accounts payable and accrued expenses	5,361	(17,117)
Deferred income	3,073	(3,055)
Other liabilities	73	(223)
Cash used in operating activities	(829)	(11,411)

Cash flows from investing activities:
Cash capital expenditure	(3,956)	(2,645)
Cash used in investing activities	(3,956)	(2,645)

Cash flows from financing activities:
Net change in short-term borrowings	(1,575)	—
Proceeds from issuance of common shares	—	1,893
Net change in restricted cash and cash in escrow	(323)	56
Payment of long-term debt	(5,516)	(135)
Payment of capital lease obligation	(130)	—
Cash provided by (used in) financing activities	(7,544)	1,814

Effect of exchange rate changes on cash and cash equivalents	(2,102)	(433)

Net change in cash and cash equivalents	(14,431)	(12,675)

Cash and cash equivalents, beginning of period	67,040	245,836
Cash and cash equivalents, end of period	€52,609	€233,161

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compensation	Treasury shares	Accumulated other comprehensive income (loss)	Total

Balance at January 1, 2003	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706
Re-issuance of 15,999 treasury shares	—	(440)	—	—	440	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Exercise of stock options as to 566,667 Common Shares	1,134	8,410	—	—	—	—	9,544
Issuance of 1,827,047 Common Shares in exchange for Convertible Notes	3,654	38,241	—	—	—	—	41,895
Stock-based compensation	—	4,891	—	32	—	—	4,923
Issuance of 60,000 Common Shares as stock compensation	—	1,531	—	(1,531)	—	—	—
Currency translation adjustment	—	—	—	—	—	(7,293)	(7,293)
Net income	—	—	30,270	—	—	—	30,270
Balance at December 31, 2003	€62,034	€669,835	€(444,749)	€(1,499)	€(28)	€(7,526)	€278,067
Exercise of stock options as to 119,999 Common Shares	240	1,652	—	—	—	—	1,892
Stock-based compensation	—	1,025	—	(231)	—	—	794
Currency translation adjustment	—	—	—	—	—	120	120
Net loss	—	—	(3,906)	—	—	—	(3,906)
Balance at March 31, 2004 (unaudited)	€62,274	€672,512	€(448,655)	€(1,730)	€(28)	€(7,406)	€276,967

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared for the three months ended March 31, 2003 and 2004 in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.  For further information, refer to the consolidated financial statements for the year ended December 31, 2003, and related notes thereto, included in our Annual Report on Form 20-F as filed with the Security and Exchange Commission on May 14, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

Advertising revenues in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Note 2 — Stock-based compensation

The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (“ABP 25”) and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards and options to purchase 466,667 shares subject to variable accounting treatment that are included as non-cash compensation.

The following table illustrates the impact to net loss and net loss per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation (“FAS 123”). The Company’s pro forma information follows (in thousands, except share data):

	Three months ended March 31,
	2003	2004

Net loss, as reported	€(8,657)	€(3,906)
Add: Stock-based compensation expense included in reported net loss	—	794
Deduct: Total stock-based compensation expense determined using the fair value method	(1,948)	(2,910)
Pro forma net loss	€(10,605)	€(6,022)

Basic and diluted net loss per share, as reported	€(0.30)	€(0.13)
Pro forma basic and diluted net loss per share	€(0.37)	€(0.19)

Note 3 — Goodwill and Other Intangible Assets

The goodwill balance as of December 31, 2003 and March 31, 2004 was €149.5 million and €149.9 million, respectively.

The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2004	€149,480
Increase — mainly translation adjustments	427
Goodwill at March 31, 2004	€149,907

Intangible assets comprised the following at December 31, 2003 and March 31 2004, respectively:

	December 31, 2003			March 31, 2004
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net

Broadcasting licenses	€7,539	€(3,299)	€4,240	€7,686	€(4,817)	€2,869
Customer relationships	26,212	(867)	25,345	26,208	(1,537)	24,671
Other intangible assets	9,320	(5,999)	3,321	8,566	(5,022)	3,544
Amortized intangible assets	43,071	(10,165)	32,906	42,460	(11,376)	31,084
Broadcasting licenses with indefinite economic lives	9,407	—	9,407	9,242	—	9,242
Trademarks with indefinite economic lives	31,204	—	31,204	31,049	—	31,049
Total	€83,682	€(10,165)	€73,517	€82,751	€(11,376)	€71,375

The weighted-average amortization periods for broadcasting licenses, customer relationships and other amortizable intangible assets are 3 years, 10 years and 3 years, respectively.

Note 4 — Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Total

Balance at January 1, 2004	€(7,256)	€—	€(7,256)

Currency translation adjustment	120	—	120
Balance at March 31, 2004	€(7,406)	€—	€(7,406)

Note 5 — Commitments

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 6 — Impact of recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’), and in December 2003, issued a revision to FIN 46. FIN 46 is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires ‘‘variable interest entities’’ as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46 is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003.

The Company’s final adoption of this statement did not have a material impact on its financial position or results of operations.

Note 7 — Segment Reporting

Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (‘‘FAS 131’’). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decisionmaker. The Company’s chief operating decision maker allocates resources and assesses performance for each country’s television or radio operations.   Due to similar economic characteristics, the Company’s operating segments are further aggregated into three reporting segments: (i) “Television operations” (ii) “Radio operations” and (iii) “Print operations”.

		Three months ended March 31,
		2003	2004
Television segment
Net revenue:
TV Norge	(in Norway)	€12,099	€11,256
Kanal 5	(in Sweden)	19,186	20,148
TV Danmark and Kanal 5	(in Denmark)	9,605	9,721
VT4	(in Belgium)	10,997	13,990
SBS6, NET5 and Veronica	(in the Netherlands)	39,618	41,913
TV2	(in Hungary)	15,111	16,559
Other		435	765
Total net revenue		107,051	114,352

Station operating expenses		86,733	88,779
Selling, general and administrative expenses		18,624	19,335
Depreciation and amortization		5,036	3,874
Total operating expenses		110,393	111,988
Income (loss) from segment		€(3,342)	€2,364

Radio segment
Net revenue:
Denmark		€2,968	2,658
Sweden		1,727	3,259
Norway		—	1,806
Finland		3,212	2,925
Greece		692	1,033
Total net revenue		8,599	11,681

Station operating expenses		3,740	6,627
Selling, general and administrative expenses		3,970	6,838
Depreciation and amortization		699	1,439
Total operating expenses		8,409	14,904
Income (loss) from segment		€190	€(3,223)

Print segment
Net revenue:		—	14,641
Station operating expenses		—	8,729
Selling, general and administrative expenses		—	2,316
Depreciation and amortization		—	1,028
Total operating expenses		—	12,073
Income from segment		—	2,568

Consolidated
Net revenue:		€115,650	€140,674
Income (loss) from operating segments		(3,152)	1,709
Corporate expenses		(3,099)	(3,437)
Non-cash compensation		—	(794
Operating loss		€(6,251)	€(2,522)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING SA

Date:	May 25, 2004	By:	/S/ MARKUS TELLENBACH
Markus Tellenbach
Chief Executive Officer